Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, 2007-31-07

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated May 14, 2007
2.	Press release dated May 15, 2007
3.	Press release dated May 25, 2007
4.	Press release dated June 06, 2007
5.	Press release dated June 21, 2007
6.	Press release dated July 03, 2007
7.	Press release dated July 09, 2007
8.	Press release dated July 10, 2007
9.	Press release dated July 19, 2007
10.	Press release dated July 23, 2007

Document	Description of document
11.	Half-year Report 2007
12.	Press release dated July 27, 2007

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner

austriamicrosystems NEMERIX

austriamicrosystems and NemeriX celebrate shipment of five millionth GPS RF IC

- **Milestone for NemeriX's best-selling NJ1006A GPS Receiver RF Front-End**

MANNO, Switzerland and UNTERPREMSTAETTEN, Austria, 14 May 2007 – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog integrated circuits (ICs), and NemeriX, a leading fabless semiconductor company specializing in ultra low power semiconductors and solutions for GPS and location-based services, are pleased to announce shipment of the five millionth NemeriX NJ1006A RF IC. The NJ1006A has been a major success for NemeriX in the personal navigation device (PND) and Bluetooth GPS markets, where small size and high sensitivity are paramount.

The NemeriX NJ1006A is a highly integrated, low noise RF front-end for Global Positioning Systems (GPS) receivers targeted toward low power portable and automotive applications. By integrating a low noise amplifier (LNA) and the tank-circuit of the local oscillator, the NJ1006A reduces both the bill of materials and PCB area substantially, enabling very small form-factor, high performance implementations. In addition, it supports standard clocks for UMTS, EDGE, GPRS/GSM, CDMA, making it ideal for mobile phone applications.

Commenting on the milestone shipment, NemeriX CEO Ron Torten said: "NemeriX is focused on delivering the most power-efficient, high-performance GPS solutions, so it is imperative that we continue to work with the very best technical partners. As a world-class RF device manufacturer, austriamicrosystems is a valuable asset in helping to bring our solutions to market faster, enabling us to be more responsive to our customers' needs."

The NJ1006A is produced on austriamicrosystems' advanced 0.35µm SiGe-BiCMOS technology. It includes high performance analog SiGe HBT transistors which enable the high sensitivity and gain needed for GPS applications. The requirement of long battery life in mobile personal navigation devices is supported by this specialty SiGe technology and is ensured by the optimized design of the NJ1006A, leveraging advanced process features such as low noise, low power consumption and high fmax .

"We are very pleased that the long lasting cooperation between NemeriX and austriamicrosystems resulted in successful products such as the NJ1006A, which is a fantastic product well ahead of competition," states Peter Gasteiner, Senior Vice President and General Manager Full Service Foundry. "The excellent analog design experience of NemeriX fits perfectly with austriamicrosytems' RF technology and manufacturing

capabilities. We look forward to continuing our close relationship with NemeriX for further successful GPS products in the future."

--- ENDS ---

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystemss focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For further information, please visit www.austriamicrosystems.com

About NemeriX

Founded in April 2002, NemeriX S.A. (Manno, Switzerland) is a venture-backed fabless semiconductor company specializing in ultra low power GPS and LBS integrated circuits, software and firmware for GPS and wireless applications. NemeriX's devices enable battery powered location determination anywhere, anytime, facilitating the design and manufacture of truly differentiated products for both consumer and professional markets. For more information about NemeriX, please visit www.nemerix.com.

Press contacts

NemeriX
Nicky Davis, Lloyd Pople
EvokedSet PR (Europe and Asia)
nemerix@evokedset.com
Phone: +44 870 285 1650
Todd Keefe (United States)
todd@firpr.com
Phone: +1 617-262-1968

austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

###

austriamicrosystems expands non-volatile memory portfolio with ultra high reliability EEPROM block

The 3kBit EEPROM block offers an endurance of 20million read/write cycles and a temperature range up to 180°C

Unterpremstaetten, Austria (May 15, 2007) – austriamicrosystems' Full Service Foundry business unit announced today a further expansion of its non-volatile memory portfolio with the availability of an ultra high reliability EEPROM blocks for its 0.35µm process family. The now available 3 kBit EEPROM block is fully automotive-qualified and eminently suited for harsh environment, making it ideal for designs in automotive, medical and industrial applications.

Many products such as power metering systems, motor control units, engine management systems and many more will benefit from an ultra high reliability over an extended temperature range up to 180°C by using a proven PMOS-based NVM technology. Endurance is typically 20 million read/write cycles at 25°C and will be guaranteed for at least 1 million cycles at 125°C while data retention is ensured for a minimum of 25 years at 125°C. A robust cell concept developed especially for low power and low voltage applications, and supply voltage ranges from 2.2V to 3.6V for read and 2.5V to 3.6V for write are the key technology features of the new EEPROM block.

The silicon-proven memory IP block can be obtained from austriamicrosystems now. The integration into a product design is very quick and user-friendly using the HIT-Kit, austriamicrosystems' industry benchmark process design kit. Due to the modularity of the processes foundry customers can re-use 100 percent of their standard 0.35µm CMOS designs, while the memory block is added right before starting production of the wafer.

"With an endurance of more than 20million read/write cycles austriamicrosystems sets a benchmark in ultra high reliability EEPROM blocks. In combination with an extended temperature range up to 180°C, this block is ideal for applications in the automotive field or harsh environments, " states Peter Gasteiner, Senior Vice President and General Manager Full Service Foundry. "This further IP portfolio expansion demonstrates austriamicrosystems capabilities as a leading specialty analog foundry."

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems launches AS1524/25 micro-power, 12-bit, 150ksps A/D converter

AS1524/25 line is ideal for applications with strict low power requirements like battery powered data acquisition systems, including remote sensors or pen digitizers, while offering single-ended and fully-differential input

Unterpremstaetten, Austria (25 May, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, has expanded its A/D converter portfolio with the new AS1524 12-bit, ultra low-power single-channel full-differential A/D converter and the AS1525 dual-channel single-ended ultra low power A/D converter. Combining ultra low-power operation at a high sampling speed of 150ksps with excellent dynamic performance in a small 3x3mm TDFN 8pin package, the AS1524/25 family is an optimal solution for small battery-powered devices and portable data acquisition systems such as remote sensors or pen digitizers with tough space requirements.

Demonstrating austriamicrosystems' continued industry leadership in low power consumption, the AS1524/25, consumes only 350µA (3V) at the 150ksps maximum sampling rate. The advanced automatic shutdown feature places the device between conversions into sleep mode reducing the power consumption significantly at lower sampling speeds. At reduced speed of 100ksps the power consumption drops to 245µA (3V). The consumption drops down to 2.5µA at a still reasonable speed of 1ksps and stunning 200nA during shutdown.

"These A/D converters are perfect for applications with extremely demanding power consumption and space requirements. One of the key aspects of its design in terms of the reduction in power consumption, is the intelligent automatic shutdown. Thanks to this unique circuitry design the AS1524/25 is always in the perfect operating point drawing a minimum current during all sampling rates," said Walter Moshammer, marketing director for standard linear at austriamicrosystems.

SPI, QSPI and a Microwire-compatible interface enable high-speed data access while minimising board space. Both devices generate an internal clock; however, they also support an external clock for increased flexibility. Both parts operate from a 2.7 to 5.25V single supply.

The AS1524/25 family is available in an 8-pin 3x3mm TDFN package suitable for operating environments ranging from -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit
http://www.austriamicrosystems.com/03products/23_ad_converter.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces AS5046, a 12-bit magnetic rotary encoder IC, for use in contactless, multi-axis human interface devices

A further addition to austriamicrosystems' successful rotary encoder family, AS5046 focuses on navigational knobs and joysticks by detecting rotational angle, vertical distance and magnetic tilt

Unterpremstaetten (6 June, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, introduces the AS5046, a new 12-bit resolution magnetic rotary encoder offering rotation, tilt and vertical distance detection of a magnet placed above the IC. The device can detect vertical distances over several millimeters, offering an ideal solution for contactless, multi-axis human interface devices, such as navigational knobs.

The AS5046 is a complete system-on-a-chip, combining both Hall-elements and a signal processor on one silicon chip. In addition to rotation detection mode, the AS5046 also supports the detection of magnet tilt with push-button functionality. This opens attractive new possibilities in human interface applications such as joysticks.

"This innovative device is an exciting addition to our industry-leading magnetic rotary encoder portfolio. To implement the joystick functionality, users only have to replace the diametrically polarized magnet with an axially polarized one," said Josef Janisch, Product Manager Integrated Magnetic Sensors at austriamicrosystems. "We currently work with selected customers on joystick applications based on the AS5046. The AS5046 allows users to build extremely small form factor joystick solutions for applications not only in industrial but also in consumer and communications markets".

The AS 5046 is the latest product in austriamicrosystems' highly successful family of contactless magnetic rotary encoders, available in 8-, 10- and 12-bit resolutions, with different interfaces and for ambient temperatures of up to 150°C. The device communicates with an external microcontroller over a 2-wire serial interface. For standalone operation, the AS5046 provides a programmable ratiometric analogue output.

The AS5046 is available in a lead-free SSOP16 package. It can be operated at either 3.3V or 5.0V supply and is specified for -40° to +125°C ambient temperature. Samples and demo boards are available immediately. Detailed application notes are available along with demo boards and free software tools to facilitate customer designs based on the AS5046.

More product information can be found on the austriamicrosystems' website at
http://www.austriamicrosystems.com/03products/20_rotary_encoders.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analogue design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AS1154/56 single/dual LVDS driver significantly reduces power consumption for high speed data transmission

800Mbps data rate with only 300ps pulse skew reduces power consumption compared with competitor products

Unterpremstaetten, Austria (21 June, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communication, industrial, medical and automotive applications, today expanded their low-voltage differential signaling (LVDS) ICs portfolio with single and dual LVDS drivers.

Ideal for applications requiring high-speed data transmission, such as digital copiers, laser printers, cellphone base stations, telecom switches, and network switches/routers, the AS1154/56 LVDS ICs halve the supply current of competing products, improving the power consumption of LVDS interfaces.

This latest announcement demonstrates austriamicrosystems' continued industry leadership in power consumption reduction. Offering an outstanding data rate of up to 800Mbps, the AS1154/56 drivers consume just 2mA.

"In typical applications, the LVDS transmission improves noise immunity of data signals, by converting single ended signals into LVDS signals. In applications where electrical disturbances cannot be avoided and high data rates are needed, LVDS is the signalling technology of choice, offering superior breakdown immunity and error-free data transmission," said Walter Moshammer, marketing director for standard linear at austriamicrosystems.

"LVDS signal transmission reduces electromagnetic interference (EMI), and is therefore ideal in applications sensitive to electrical disturbances."

The AS1154 driver converts two low-voltage LVTTL/LVCMOS signals into LVDS output signals conforming to the ANSI TIA/EIA-644 LVDS standard while the AS1156 does the same, but with a single signal. Designed with flow-through pin-out, the AS1154/56 reduces crosstalk between channels and simplifies PC board layout. With an extremely low pulse skew of only 300ps they are ideal for high-resolution imaging and high-speed interconnection applications.

Guaranteed to work in a temperature range of -40°C to +85°C the AS1154/56 LVDS drivers operate from a single +3.0V to +3.6V supply, and are available in an 8-pin SOIC package. Product specific information can be downloaded from the austriamicrosystems website at www.austriamicrosystems.com/03products/06_lvds.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces high output drive, 10MHz, 10V/µs rail-to-rail I/O operational amplifier

AS1710 operational amplifier is ideal for applications like headphone or speaker driver, hands-free kits, TFT panels, sound ports, DAC buffers and other items where high output drives and high slew rates are vital

Unterpremstaetten, Austria (3 July, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications announced today the introduction of the AS1710. This new product sees austriamicrosystems improving on the performance of comparable amplifiers.

The AS1710 operational amplifier operates from a single +2.7V to +5.5V supply and can swing to within 100mV from the rails while sinking or sourcing 50mA of output current. Large short time loads common in various applications as in audio amplification are covered with a peak current of >200mA. The device also features 10MHz unity gain bandwidth and a 10V/µs slew rate.

Offering improved output drive capability and showcasing austriamicrosystems' low power consumption capabilities the AS1710 requires only 1.6mA of supply current and remarkable 1nA while in shutdown (AS1710B).

"With a typical input bias current of only 50pA the AS1710 is ideal for very low power circuits and high ohmic sensors," said Walter Moshammer, marketing director for standard linear at austriamicrosystems.

The AS1710 is available in a 6-pin SC70 package suitable for operating environments ranging from -40°C to +125°C. Product specific information can be downloaded from the website at http://www.austriamicrosystems.com/03products/products_detail/AS1710/description_AS1710.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems unveils Single-Cell Boost Converter operating with less than 1.6µA

New AS1323 ultra-low quiescent current step-up converter offers longest running times for low-power products

Unterpremstaetten, Austria (9 July, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, introduces the AS1323, a ultra-low quiescent current, high efficiency, step-up DC-DC converter which comes in a small 5-pin TSOT package. The AS1323 delivers 100mA output current from a single AA battery with possible fixed output voltages of 2.7V, 3.0V and 3.3V, operating from an input voltage between 0.75 and 2V.

The AS1323 offers an integrated unique low-voltage boot circuit which ensures start-up even with high load currents. The minimum start-up voltage of 0.95V is independent of the load current. With only 1.6µA quiescent current and a shutdown mode drawing less than 200nA current austriamicrosystems demonstrates continued leadership in power consumption reduction. Furthermore, during shutdown the battery is completely disconnected from the output.

"Many single cell devices such as medical applications are used only a few times a day for measurements. For those applications a long period of minimal power consumption and a short period of high current consumption is typical," said Walter Moshammer, marketing director for standard linear at austriamicrosystems. "austriamicrosystems' AS1323 addresses this requirement with its extremely low quiescent current of 1.6µA and high efficiencies at lowest output currents. Capable to drive high output currents even if the input voltage is very low, the AS1323 is a perfect match for such single cell applications."

Another feature of this device is an internal synchronous rectification which ensures high efficiency and eliminates the need for an external diode, saving cost and size. The AS1323 has been designed to operate with physically small external components.

The AS1323 is available in a 5-pin TSOT23 package suitable for the industrial temperature range of -40°C to +85°C. Product specific information can be downloaded from austriamicrosystems' website at http://www.austriamicrosystems.com/03products/products_detail/AS1323/description_AS1323.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and

car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems launches low-voltage/low-threshold microprocessor supervisory circuits

Monitoring supplies between 0.9V to 1.5V, the AS1925 and AS1926 are ideal for monitoring low-voltage core supplies or single-cell battery applications

Unterpremstaetten, Austria (10 July, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, today expanded its supervisory portfolio with the AS1925 and AS1926 single ultra low voltage microprocessor supervisory ICs.

The AS1925/26 were designed to monitor supply rails of 0.9V to 1.5V in µP and digital systems, without the need for external components, and forces a reset if the monitored supply voltage drops below its reset threshold.

A variety of different factory-trimmed voltage thresholds from 0.81V to 1.425V are available for monitoring 0.9V, 1.2V and 1.5V supplies with 5% or 10% tolerances. The preset voltages can be monitored without external components.

The AS1925 features both a push-pull active-high and active-low reset output. On the other hand the AS1926 offers a push-pull active-high and an open-drain active-low reset output. Resets can be forced for a specified reset timeout period, such as 1.5ms, 30ms, 210ms and 1.68s, after the voltage has stabilized. The active-low output is valid as long as the supervised input voltage remains >0.55V. The AS1925 and AS1926 operate from +0.55V/0.75V to +1.8V, while consuming only 3.5µA of supply current.

The devices are available in a small 5-pin SOT23 package suitable for operating environments ranging from -40°C to +85°C. Product specific information can be downloaded from austriamicrosystems' website at http://www.austriamicrosystems.com/03products/products_detail/AS1925/description_AS1925.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems launches high current low voltage 1MHz boost converter while delivering 96% efficiency

New AS1326 high efficiency boost converter supplies up to 800mA and is able to work with input voltages as low as 0.7V

Unterpremstaetten, Austria (19 July, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, further expanded its DC-DC converter portfolio with the AS1326: a synchronous, high efficiency, step-up DC-DC converter in a small TDFN 10-pin package. The AS1326 follows the AS1322 in doubling output currents while providing a high efficiency of 96%.

The AS1326 delivers 620mA at 5.0V from two AA cells or 470mA at 3.3V from a single AA cell and can provide adjustable output voltages in the range of 2.5 to 5V or fixed at 3.3V. Furthermore the AS1326 operates from a voltage between 0.7 and 5V while offering adjustable soft-start and current limit.

"Many portable devices need small but high efficiency power converter solutions to extend the time between battery replacement or recharge cycles. Additionally high output currents are required for power-hungry parts of such devices," said Walter Moshammer, marketing director for standard linear at austriamicrosystems. "austriamicrosystems AS1326 addresses this requirement by offering a high output current even when input voltage drops as low as 0.7V. "

The 1MHz fixed switching frequency minimises the PCB footprint by allowing the use of tiny, low profile inductors and capacitors. This constant frequency switching results in low, predictable output noise that can be easily filtered. Additionally the AS1326 can synchronise the switching frequency to an external clock between 500kHz and 1.2MHz offering the greatest possible flexibility.

Another feature of this device is the automatic powersave function which improves efficiency at light loads. This significantly reduces the power consumption of the AS1326 and drastically increases battery life. During forced PWM mode, the AS1326 maintains fixed frequency operation and is therefore ideal for applications with the need for predictable and easily filtered output noise like mobile communications.

The high switching frequency and high efficiency combined with the small package size of 3x3x0.8mm of a 10-pin TDFN makes the AS1326 ideally suited for a variety of compact portable applications such as GPS receivers, mobile phones, digital still cameras, blood pressure meters and all other handheld devices where extended battery operation combined with high currents are critical. The AS1326 covers the industrial temperature range of -40°C to +85°C.

Product specific information can be downloaded from austriamicrosystems' website at http://www.austriamicrosystems.com/03products/products_detail/AS1326/description_AS1326.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Sonja Pieber-Hascher
Media Relations
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports solid second quarter and first six months 2007, sees slower growth and profitability profile for full year 2007

Key financial data for the second quarter and first six months of 2007

Unterpremstaetten, Austria (July 23, 2007) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, reports solid results for the second quarter and first half year 2007. The first six months of 2007 reflect effects from expected product transitions as well as customer ramp-up and order patterns, with the second quarter and first half year 2007 showing a restrained development of revenues, operating profit and net income, compared to last year.

Consolidated group revenues in the second quarter 2007 reached EUR 43.9 million, compared to EUR 45.9 million for the same quarter 2006. Group revenues for the first six months 2007 reached EUR 83.3 million, slightly below the EUR 84.6 million recorded in the first half 2006. The restrained revenue development in the second quarter and first half year resulted from certain slower than expected ramp-up activities and delays in continuing order patterns, mainly in the communications business, which were not fully compensated by positive developments across a range of areas in austriamicrosystems' industrial, communications and automotive markets.

In the second quarter, gross margin reached almost 50% compared to 47% in the same quarter last year, driven by positive product mix effects and improvements in our manufacturing costs. For the first half of 2007, gross margin reached 49%, an increase of three percentage points from 46% in the same period 2006. Taking into account expected R&D costs for important platform developments, the result from operations (EBIT) for the second quarter was EUR 4.3 million, decreasing by EUR 1.8 million from EUR 6.1 million in the second quarter last year. The result from operations (EBIT) for the first half-year 2007 was EUR 8.0 million compared to EUR 10.4 million in the same period last year.

Net income for the second quarter 2007 was EUR 4.1 million compared to EUR 5.7 million in the same period last year. Earnings per share for the second quarter were CHF 0.62 / EUR 0.38 (basic and diluted). Net income for the first half 2007 was EUR 7.6 million (CHF 1.15 / EUR 0.70 per share), compared to EUR 9.6 million (CHF 1.37 / EUR 0.87 per share) for the same period last year. Total backlog reached EUR 54.5 million on June 30, 2007, compared to EUR 54.2 million at the end of the first quarter and EUR 64.6 million on June 30, 2006.

austriamicrosystems' business performance in the second quarter and first half-year confirms its attractive market position in high performance analog semiconductors. In the communications business, austriamicrosystems remains strongly positioned in advanced integrated power management for mobile devices. Its lighting management business is growing strongly as SonyEricsson continues to announce

and introduce handset models incorporating advanced lighting management solutions. Global handset leader Nokia just released the first two handset models - the 6120 and 6121 - using austriamicrosystems' high performance LED camera flash solutions. Both OEMs are expected to announce additional high volume handset models with austriamicrosystems' lighting management and other products over the course of 2007 and well into 2008. In mobile entertainment, austriamicrosystems continues to be successful with its market-proven integrated audio and power management ICs as well as complete system solutions for high quality personal media players and related devices. New product generations in this product area will offer significantly lower power consumption, even higher audio quality and improved processing capabilities.

austriamicrosystems' industrial and medical business continued to deliver very positive results given attractive demand for its industrial automation, sensor interface, encoder and healthcare IC solutions from important OEMs worldwide. austriamicrosystems continues to expand its product portfolio in these areas, leveraging its extensive sensor interface expertise. In the automotive market, austriamicrosystems experiences good demand for its sensor interfaces, car access and position measurement devices with leading global automotive suppliers relying on its complex automotive sensor interfaces.

austriamicrosystems' foundry segment showed continued attractive performance serving a range of high quality customers with clear focus on specialty process technologies such as High Voltage and Silicon Germanium. Validating austriamicrosystems' analog process expertise, the recently announced development partnership with IBM for an advanced 0.18µm analog high voltage technology includes IBM licensing the high voltage process technology from austriamicrosystems.

Looking forward, austriamicrosystems continues to be very well positioned in its target markets. However, due to lower order and revenue expectations for select customers and the continuing strength of the Euro, austriamicrosystems now expects full year revenue growth for 2007 to be around 5% compared to last year, based on currently available information. Full year gross margin for 2007 is anticipated to improve meaningfully over last year. Intending to maintain its strong investment in R&D as a foundation for future growth, austriamicrosystems as a result expects full year earnings for 2007 to show a flat to slightly negative development compared to last year.

The complete half-year report 2007 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/report.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Half-year Report 2007

Solid first half, slower growth and profitability profile for full year 2007

Report to shareholders on the first half of 2007

Ladies and Gentlemen

Our second quarter and half-year results demonstrate austriamicrosystems' attractive positioning in the global analog semiconductor market. While we continue to be successful in the marketplace with a combination of newly introduced and existing analog ICs and derivatives, the first half of 2007 reflects expected effects from product transitions as well as customer ramp-up and order patterns. Consequently, the second quarter and first half of 2007 show a restrained development of revenues, operating profit and net income, compared to last year.

Financial results

Consolidated group revenues in the second quarter reached EUR 43.9 million, compared to EUR 45.9 million for the same quarter 2006. Group revenues for the first six months of 2007 reached EUR 83.3 million, slightly lower than the EUR 84.6 million recorded in the first half of 2006. The restrained revenue development in the second quarter and first half year resulted from certain slower than expected ramp-up activities and delays in continuing order patterns, mainly in our communications business. These were not fully compensated by positive developments across a range of product areas in our industrial, communications and automotive markets which included all geographic regions.

In the second quarter we recorded a gross margin of almost 50% compared to 47% in the same quarter of last year, driven by positive product mix effects and improvements in our manufacturing costs. For the first half of the current year, gross margin reached 49%, an increase of three percentage points compared to the first six months of 2006. Taking into account expected R&D costs for important platform developments, our result from operations (EBIT) for the second quarter was EUR 4.3 million, decreasing by EUR 1.8 million from EUR 6.1 million in the second quarter of 2006. The result from operations (EBIT) for the first half-year 2007 reached EUR 8.0 million compared to EUR 10.4 million in the same period last year.

Net income for the second quarter 2007 was EUR 4.1 million, a decrease of EUR 1.6 million from EUR 5.7 million in the comparable period last year. Earnings per share for the second quarter were CHF 0.62 / EUR 0.38 (basic and diluted). Net income for the first half of 2007 was EUR 7.6 million, equivalent to CHF 1.15 / EUR 0.70 per share, compared to EUR 9.6 million for the same period last year, equivalent to CHF 1.37 / EUR 0.87 per share.

Key figures EUR thousands (except earnings per share)	**Q2 2007**	Q2 2006	Q1 2007	**1st half 2007**	1st half 2006
Revenues	**43,893**	45,874	39,449	**83,342**	84,633
Gross margin in %	**50%**	47%	49%	**49%**	46%
Result from operations	**4,306**	6,148	3,692	**7,998**	10,406
Net income/loss	**4,095**	5,662	3,526	**7,621**	9,607
Basic = diluted earnings per share in CHF [1]	**0.62**	0.81	0.53	**1.15**	1.37
Basic = diluted earnings per share in EUR [1]	**0.38**	0.51	0.32	**0.70**	0.87
Total backlog	**54,466**	64,634	54,195	**54,466**	64,634

[1] Weighted average number of ordinary shares: 11,000,000. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods

Notes on the Interim Financial Statements June 30, 2007

4. Seasonality, economic cycles

In the past, the results varied from quarter to quarter. It is expected that these variations will continue in the future.

This report is also available in German. All figures are unaudited.

austriamicrosystems
A-8141 Schloss Premstaetten | Austria
Phone +43/3136/500-0 | Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems launches quad-voltage microprocessor supervisory circuit

AS1923 offers precise monitoring of multi supply systems without the need for external components

Unterpremstaetten, Austria (July 27, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for communications, industrial, medical and automotive applications, has expanded its supervisory portfolio with the AS1923, a quad voltage microprocessor supervisory IC. The AS1923 was designed to monitor up to four system supply voltages without the need for external components, and asserts a single reset if any of the monitored supply voltages drops below its reset threshold.

A variety of different factory-trimmed voltage threshold options are available for monitoring +5.0, +3.3, +3.0, +2.5, +1.8, and -5.0V supplies with -5% and/or -10% tolerances. The AS1923 is also available with one or two user-adjustable threshold options (via external resistor-divider network) if non-standard voltage thresholds are required. The internally trimmed thresholds and the two reset output options minimise the need for external components. The open-drain output can be overdriven by external voltages ranging from 0V to +5.5V to provide easy interfacing to other devices.

The AS1923 features an active-low reset output that is asserted when any of the 4 monitored voltages are below their respective reset threshold. The reset output is available as open-drain (AS1923A) or 10µA Current Source Pullup (AS1923B). Reset remains low for a specified reset timeout period (120ms min) after all voltages have stabilized. The output is valid as long as the IN1 or IN2 input voltage remains above 1V.

The AS1923 operates from +1.0V to +5.5V, while consuming only 55µA of supply current. Minimal external component requirements and small size greatly improves reliability compared to individual supervisory circuits or discrete components.

The devices are available in a small 6-pin SOT23 package, suitable for operating environments ranging from -40°C to +85°C. For product-specific information, to download datasheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit
http://www.austriamicrosystems.com/03products/15_microprocessor_supervisors.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block *diagram* are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Moritz Gmeiner
Media Relations
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

END